December 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	PIMCO Managed Accounts Trust (formerly, AllianzGI Managed Accounts Trust) (the “Trust”) (File Nos. 333-92415 and 811-09721)

Ladies and Gentlemen:

On behalf of the Trust, we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 41 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Fixed Income SHares: Series C, Fixed Income SHares: Series M, Fixed Income SHares: Series R, Fixed Income SHares: Series TE and Fixed Income SHares: Series LD, each an existing series of the Trust (collectively, the “Portfolios”); and

2.	The Statement of Additional Information of the Trust.

The Amendment is being submitted in connection with the Trust’s annual update of its Registration Statement. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information and to make other non-material changes.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 202-626-3909) or to David C. Sullivan (at 617-951-7362) of this firm.

Regards,

/s/ Nathan Briggs

Nathan Briggs, Esq.

cc:	Peter G. Strelow
Joshua D. Ratner, Esq.
Vadim Avdeychik, Esq.
David C. Sullivan, Esq.
Justin Hebenstreit, Esq.